UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
June — July 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b) : 82-                    .)

SIGNATURES

EXHIBIT INDEX
EX-99.1: Total to Buy Shell's Marketing Businesses in Fiji and Tonga
EX-99.2: Second Successful Results in Alaminos Canyon Block 856, USA
EX-99.3: Notice of Share Buy-Back, 2nd quarter 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: July 26, 2006	By:	/s/ Charles Paris de Bollardière
Name: Charles PARIS de BOLLARDIERE
Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total to Buy Shell’s Marketing Businesses in Fiji and Tonga (July 11, 2006).

➢	EXHIBIT 99.2:	USA: Second Successful Results in Alaminos Canyon Block 856 (July 12, 2006).

➢	EXHIBIT 99.3:	Notice of Repurchase of the Ordinary Shares of Total for the 2nd quarter 2006 (July 17, 2006).